Confidential	Exhibit 99.1

Merck to Acquire Terns Pharmaceuticals, Inc., Expanding Its Hematology Pipeline

With TERN-701, a Novel Candidate for Chronic Myeloid Leukemia (CML)

Terns’ lead candidate TERN-701 is an investigational oral allosteric BCR::ABL1 tyrosine kinase inhibitor currently in Phase 1/2 development for certain patients with CML

Merck to hold investor call at 8 a.m. EDT today

RAHWAY, N.J., and FOSTER CITY, Calif., March 25, 2026 – Merck (NYSE: MRK), known as MSD outside of the United States and Canada, and Terns Pharmaceuticals, Inc. (“Terns”) (Nasdaq: TERN), a clinical-stage oncology company, today announced that the companies have entered into a definitive agreement under which Merck, through a subsidiary, will acquire Terns for $53.00 per share in cash for an approximate equity value of $6.7 billion. This equates to approximately $5.7 billion net of acquired cash and represents an approximate premium of 31% to the 60-day and 42% to the 90-day volume-weighted average stock price on March 24, 2026.

“The acquisition of Terns builds on our growing presence in hematology with TERN-701, a potential best-in-class candidate for the treatment of certain patients with chronic myeloid leukemia,” said Robert M. Davis, chairman and chief executive officer, Merck. “This transaction further diversifies and strengthens our position in oncology as we continue to look for opportunities to broaden our portfolio into other therapeutic areas.”

Terns’ lead candidate, TERN-701, is a novel investigational oral allosteric BCR::ABL1 tyrosine kinase inhibitor (TKI) currently being evaluated in the Phase 1/2 CARDINAL trial (NCT06163430) for patients with Philadelphia chromosome-positive (Ph+), chronic phase chronic myeloid leukemia (CML) previously treated with at least one prior TKI and who experienced treatment failure, suboptimal response or treatment intolerance. In March 2024, the U.S. Food and Drug Administration (FDA) granted Orphan Drug Designation for TERN-701 for the treatment of CML.

“This acquisition reflects our team’s deep commitment to innovation in oncology and developing high impact medicines,” said Amy Burroughs, chief executive officer, Terns. “By working together, we will advance TERN-701, leveraging the deep expertise and significant resources at Merck, a global biopharmaceutical leader with a proven track record of delivering cancer breakthroughs for patients who need them most. I am immensely proud of the Terns team and our work towards making a difference for people living with CML. Finally, we extend our heartfelt thanks to the investigators, patients, and community advocates whose dedication and support make the development of TERN-701 possible.”

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In clinical trials to date, TERN-701 has shown promising activity, with encouraging rates of major molecular response and deep molecular response observed by week 24. Importantly, this includes responses in patients with high disease burden who previously received multiple lines of therapy, including many who were treated with an allosteric TKI. The majority of treatment-emergent adverse events were reported as low grade with a low incidence of severe adverse events and discontinuations. No clinically meaningful changes in blood pressure have been observed, and rates of lipase elevation have been low.

“The first approval of a BCR::ABL1 tyrosine kinase inhibitor 25 years ago transformed the prognosis for many patients with chronic myeloid leukemia. Despite new therapeutic options, there is significant need for innovative, well-tolerated therapies with faster time to onset of molecular response leading to deeper responses and better disease control,” said Dr. Dean Y. Li, president, Merck Research Laboratories. “Based on early clinical evidence, TERN-701, a novel allosteric BCR::ABL1 inhibitor, may have the potential to provide a meaningfully differentiated option for certain patients living with CML.”

The transaction has been approved by both Merck’s and Terns’ Boards of Directors. Under the terms of the merger agreement, Merck, through a subsidiary, will acquire all of the outstanding shares of Terns. The acquisition is subject to a majority of Terns’ stockholders tendering their shares in a tender offer that will be initiated by a subsidiary of Merck. The closing of the proposed transaction will be subject to certain conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. The transaction is expected to be accounted for as an asset acquisition and close in the second quarter of 2026, resulting in a charge of approximately $5.8 billion, or approximately $2.35 per share, included in both second quarter and full year 2026 GAAP and non-GAAP results.

A copy of the merger agreement for the transaction will be filed with the Securities and Exchange Commission (“SEC”) and will be publicly available free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Merck may be obtained at no charge from Merck’s website at www.merck.com or by contacting Merck at 126 East Lincoln Avenue, P.O. Box 2000, Rahway, NJ 07065 USA, or (908) 740-4000. Copies of the documents filed with the SEC by Terns may be obtained at no charge from Terns’ website at www.ternspharma.com or by contacting Terns at 1065 East Hillsdale Blvd., Suite 100, Foster City, CA 94404 or (650) 525-5535 Ext.101.

Investor Call

Merck will hold an investor call Wednesday, March 25, 2026 at 8 a.m. EDT to discuss the proposed transaction. Journalists who wish to ask questions should contact a member of Merck’s Global Media Relations team at the conclusion of the call. Investors, journalists and the general public may access a live audio webcast of the call via this weblink.

All participants may join the call by dialing (800) 369-2154 (U.S. and Canada Toll-Free) or (517) 308-9422 and using the access code 8711041.

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Advisors

Centerview Partners LLC and Jefferies LLC acted as financial advisors to Terns and Freshfields LLP acted as Terns’ legal advisor.

About TERN-701

TERN-701 is a novel investigational oral allosteric BCR::ABL1 tyrosine kinase inhibitor (TKI) designed to bind to the ABL myristoyl pocket, with a potentially best-in-disease profile that could improve upon the efficacy, safety and convenience of existing treatments for CML.

About the CARDINAL study

TERN-701 is currently being evaluated in the CARDINAL trial (NCT06163430), a global multi-center dose escalation and dose-expansion clinical trial to assess safety, tolerability and efficacy in patients with Philadelphia chromosome-positive (Ph+) chronic phase CML previously treated with at least one prior TKI and experienced treatment failure, suboptimal response, or treatment intolerance. The dose escalation portion of the CARDINAL trial completed in January 2025 with no dose limiting toxicities observed up to the maximum dose of 500mg QD. Terns initiated the dose expansion portion of the trial in April 2025 with patients randomized to one of two dose cohorts (320mg or 500mg QD) with up to 40 patients per arm. In January 2026, an additional cohort was added to the CARDINAL trial to evaluate TERN-701 500 mg QD in approximately 20 patients with BCR::ABL1 resistance mutations including T315I, M244V, F359I/C/V and others.

About chronic myeloid leukemia

Chronic myeloid leukemia (CML) is a slow growing type of blood cancer that leads to an overproduction of white blood cells that accumulate in the blood and bone marrow, disrupting the production of healthy blood cells. CML is commonly associated with the Philadelphia chromosome, a translocation between chromosomes 9 and 22 that results in constitutive activation of the BCR::ABL1 fusion protein, which fuels cancer growth.

About Merck in hematology

Merck is advancing a pipeline of hematology candidates targeting a diverse range of targets across leukemias, lymphomas and myeloproliferative neoplasms. Candidates in Phase 3 development include: bomedemstat (MK-3543), an investigational, orally available lysine-specific demethylase 1 (LSD1) inhibitor; nemtabrutinib (MK-1026), an investigational, non-covalent Bruton’s tyrosine kinase (BTK) inhibitor; and zilovertamab vedotin (MK-2140), an investigational antibody-drug conjugate (ADC) that targets receptor tyrosine kinase-like orphan receptor 1 (ROR1). Additionally, MK-1045, an investigational CD19xCD3 T-cell engager, is currently being evaluated in a Phase 1b/2 trial.

About Terns Pharmaceuticals

Terns Pharmaceuticals is a clinical-stage oncology company reimagining known biology to deliver high impact medicines. Terns’ lead program, TERN-701, is a highly selective, oral, allosteric BCR::ABL1 inhibitor with a potentially best-in-disease profile that could meaningfully improve upon the efficacy, safety and convenience of existing treatments for chronic myeloid leukemia. For more information, please visit: www.ternspharma.com.

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About Merck

At Merck, known as MSD outside of the United States and Canada, we are unified around our purpose: We use the power of leading-edge science to save and improve lives around the world. For more than 130 years, we have brought hope to humanity through the development of important medicines and vaccines. We aspire to be the premier research-intensive biopharmaceutical company in the world – and today, we are at the forefront of research to deliver innovative health solutions that advance the prevention and treatment of diseases in people and animals. We foster a diverse and inclusive global workforce and operate responsibly every day to enable a safe, sustainable and healthy future for all people and communities. For more information, visit www.merck.com and connect with us on X (formerly Twitter), Facebook, Instagram, YouTube and LinkedIn.

Forward-Looking Statement of Merck & Co., Inc., Rahway, N.J., USA and Terns Pharmaceuticals, Inc., Foster City, Calif., USA

This release of Merck & Co., Inc., Rahway, N.J., USA (the “company”) and Terns contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. “Forward-looking statements” describe future expectations, plans, results, or strategies and are generally preceded by words such as “anticipates,” “expects,” “intends,” “believes,” “may,” “plan” or “will.” Forward-looking statements in this release include, but are not limited to, statements related to the potential benefits of and future plans for TERN-701; the ability of the company and Terns to complete the transactions contemplated by the transaction agreement, including the parties’ ability to satisfy the conditions to the consummation of the transaction contemplated thereby, statements about the expected timetable for completing the transaction, the company’s and Terns’ beliefs and expectations and statements about the benefits sought to be achieved in the company’s proposed acquisition of Terns, the potential effects of the acquisition on both the company and Terns, and the possibility of any termination of the transaction agreement.

Such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, such as unanticipated delays in or negative results from Terns’ clinical studies and other risks related to clinical development, delays in or unanticipated action by regulatory authorities, risks related to government contracts, having to use cash in ways other than as expected and other risks, uncertainties associated with Terns’ business in general; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the proposed transaction contained in the transaction agreement may not be satisfied or waived (including, but not limited to, the failure to obtain a sufficient number of tendered shares from Terns’ shareholders); the effects of disruption from the transactions contemplated by the transaction agreement and the impact of the announcement and pendency of the transactions on Terns’ business; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development,

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including obtaining regulatory approval; the company’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of the company’s patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

Neither Terns nor Merck undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s Annual Report on Form 10-K for the year ended December 31, 2025, Terns’ Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings subsequently made with the SEC available at the SEC’s Internet site (www.sec.gov).

ADDITIONAL INFORMATION REGARDING THE PROPOSED TRANSACTION

The tender offer described in this release has not yet commenced. This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Terns or any other securities, nor is it a substitute for the tender offer materials described herein. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Merck and Thailand Merger Sub, Inc. with the SEC, and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Terns with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, other tender offer documents and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement. In addition, Merck and Terns file annual, quarterly and current reports and other information with the SEC, which are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Merck may be obtained at no charge on Merck’s internet website at www.merck.com or by contacting Merck at 126 East Lincoln Avenue P.O. Box 2000, Rahway, NJ 07065 USA, or by phone at (908) 740-4000. Copies of the documents filed with the SEC by Terns may be obtained at no charge from Terns’ internet website at www.ternspharma.com or by contacting Terns at 1065 East Hillsdale Blvd., Suite 100, Foster City, CA 94404 or (650)-525-5535 Ext.101.

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Merck Investor Contacts:	Peter Dannenbaum (732) 594-1579 Steven Graziano (732) 594-1583	Terns Investor Contact:	Justin Ng investors@ternspharma.com

Merck Media Contacts:	John Cummins john.cummins2@merck.com Carly Myar carly.myar@merck.com	Terns Media Contact:	Jenna Urban media@ternspharma.com